FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

 Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2: Date of Material Change:

October 20, 2009

Item 3: News Release:

A news release dated and issued on October 20, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

CanAlaska Uranium Details Extensive Rare Earth Mineralization at NE Wollaston

Item 5: Full Description of Material Change:

CanAlaska Uranium Ltd.
102°30'0"W
102°0'0"W
101°30'0"W
59°30'0"N
59°15'0"N
59°0'0"N
58°45'0"N
SASKATCHEWAN
MANITOBA
U/Th 1
Grevstad 1
NW Grevstad
Grevstad 3
Grevstad 2
CS 3
Snyder Island
Lookout
Snyder 1
VD Mag 1
Maguire Mag
Pitchblende Ridge
Synder 13
Peninsula
CS 2
Pitchburg
Maguire
Crazy Train
Snyder 6
Kilpatrick
Snyder 12
Snyder 17
Layton 1
Layton 2
Layton 3
Snyder 15
Snyder 10
Snyder 4
Snyder 7
Island Zone
Hook Lake
Snyder 11
NW, SW Miller Lake
NWT
NU
Athabasca Basin
AB
MB
SK
Provincial Boundary
Permit Boundaries
0 5 10 15 20
Kilometres
1:400,000
NE Wollaston
Major Target Areas
Map Projection: Equidistant Cylindrical
NTS 74J, 74K, 74N, 74O
Map Drafted by Brian King. CanAlaska Uranium Ltd. 2008.

Vancouver, Canada,  October 20th, 2009 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company”) Due to many recent enquiries regarding the potential for rare earth mineralization on the Company’s exploration projects, CanAlaska is pleased to be able to detail extensive zones of heavy and light rare earth mineralization in surface rocks and boulder trains on the North East Wollaston project.

Total Rare Earth Element (REE) mineralization ranging from 0.2% to 10% is reported and, in many cases, it is the most valuable mineralization component of the samples.  In other samples, REE occurs as a significant potential by-product from uranium or base-metal mineralized zones.  Because of the varying ratio of heavy to light REE, the in-situ value estimate is quite variable.  It is significant to highlight these very good mineral values at a time when REE minerals are being identified as important commodities for industrial development.

These zones of REE mineralization are often in association with uranium or thorium mineralization, and are relatively easily prospected by scintillometer traverses, or from airborne radiometric surveys. Most of these reported samples are from radioactive boulders, sampled for uranium. No specific exploration was conducted for REE bearing rocks, but all current targets will now be followed-up.

The extensive results tables presented in this news release also detail the uranium and molybdenum mineralization samples in the zones.  Further detail on the individual zones is in the news release dated February 8th, 2008.

The NE Wollaston project area, located in the province of Manitoba, northeast of the Athabasca Basin uranium deposits, is shown in the attached location map.  Historically, this area was explored for base metal mineralization during the 1960’s-1980’s.  In the early-1980’s, reconnaissance work identified several areas with anomalous uranium mineralization.  In 2004, CanAlaska acquired the mineral licenses in the area and began systematic prospecting and lake sediment sampling through to 2007, during which time the REE discoveries were made.

The following tables show the REE mineralization in the samples collected by CanAlaska personnel:

| | Light Rare Earth Oxides (%) | | | | | | Heavy Rare Earth Oxides (%) | | | | | | | | % | Totals (%) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Sample. | $La_2O_3$ | $Ce_2O_3$ | $Pr_2O_3$ | $Nd_2O_3$ | $Sm_2O_3$ | LREO | $Eu_2O_3$ | $Gd_2O_3$ | $Tb_2O_3$ | $Dy_2O_3$ | $Ho_2O_3$ | $Er_2O_3$ | $Yb_2O_3$ | HREO | HREO | TREO | $U_3O_8$ | Mo |
| **Target Area** | **Peninsula** | | | | | | | | | | | | | | | | | |
| JR176 b | 0.050 | 0.480 | 0.040 | 0.280 | 0.093 | 0.943 | 0.021 | 0.184 | 0.737 | 0.195 | 0.034 | 0.097 | <0.001 | 1.269 | 36.4 | 2.212 | 66.258 | 0.339 |
| DC189 | 0.191 | 0.268 | 0.038 | 0.090 | 0.012 | 0.599 | 0.001 | 0.008 | 0.001 | 0.005 | 0.001 | 0.004 | 0.002 | 0.022 | 3.4 | 0.621 | 0.158 | <0.001 |
| GM190 | 0.124 | 0.224 | 0.031 | 0.072 | 0.009 | 0.460 | 0.001 | 0.007 | 0.001 | 0.005 | 0.001 | 0.005 | 0.002 | 0.022 | 4.4 | 0.483 | 1.008 | <0.001 |
| GM269 | 0.069 | 0.172 | 0.022 | 0.079 | 0.021 | 0.363 | <0.001 | 0.026 | 0.003 | 0.028 | 0.005 | 0.015 | 0.014 | 0.091 | 16.7 | 0.453 | 0.578 | 0.285 |
| GM270 | 0.061 | 0.139 | 0.019 | 0.069 | 0.018 | 0.306 | <0.001 | 0.022 | 0.003 | 0.024 | 0.004 | 0.013 | 0.012 | 0.078 | 16.9 | 0.384 | 0.460 | 0.185 |
| DC187 | 0.099 | 0.137 | 0.019 | 0.046 | 0.007 | 0.308 | 0.001 | 0.005 | 0.001 | 0.003 | 0.001 | 0.002 | 0.001 | 0.013 | 4.2 | 0.321 | 0.113 | <0.001 |
| GM186 | 0.011 | 0.012 | 0.021 | 0.030 | 0.018 | 0.092 | 0.003 | 0.017 | 0.008 | 0.048 | 0.012 | 0.043 | 0.038 | 0.168 | 39.3 | 0.260 | 9.514 | <0.001 |
| **Target Area** | **Snyder 1** | | | | | | | | | | | | | | | | | |
| BP009 | 0.773 | 1.581 | 0.173 | 0.566 | 0.104 | 3.197 | <0.001 | 0.077 | 0.012 | 0.031 | 0.005 | 0.008 | 0.001 | 0.134 | 3.9 | 3.330 | 0.033 | <0.001 |
| DC486 | 0.487 | 0.985 | 0.107 | 0.359 | 0.066 | 2.004 | <0.001 | 0.049 | 0.008 | 0.020 | 0.003 | 0.005 | 0.001 | 0.085 | 4.0 | 2.089 | 0.039 | <0.001 |
| DC087 | 0.076 | 0.173 | 0.023 | 0.078 | 0.022 | 0.372 | <0.001 | 0.020 | 0.003 | 0.009 | 0.001 | 0.003 | <0.001 | 0.036 | 8.1 | 0.409 | 0.126 | 0.001 |
| GM005 | 0.079 | 0.145 | 0.016 | 0.056 | 0.008 | 0.304 | <0.001 | 0.005 | 0.001 | 0.002 | <0.001 | 0.001 | <0.001 | 0.009 | 2.8 | 0.314 | 0.001 | <0.001 |
| **Target Area** | **Snyder 12** | | | | | | | | | | | | | | | | | |
| DC555 | 0.934 | 1.967 | 0.221 | 0.740 | 0.124 | 3.986 | <0.001 | 0.116 | 0.017 | 0.057 | 0.009 | 0.017 | 0.005 | 0.221 | 5.0 | 4.208 | 0.020 | 0.003 |
| DC556 | 0.829 | 1.757 | 0.206 | 0.718 | 0.117 | 3.627 | <0.001 | 0.111 | 0.016 | 0.064 | 0.009 | 0.017 | 0.006 | 0.222 | 5.5 | 3.850 | 0.248 | 0.016 |
| WM314 | 0.822 | 1.757 | 0.199 | 0.709 | 0.116 | 3.603 | <0.001 | 0.109 | 0.017 | 0.065 | 0.009 | 0.018 | 0.006 | 0.224 | 5.5 | 3.827 | 0.028 | 0.007 |
| DC558 | 0.744 | 1.628 | 0.188 | 0.644 | 0.128 | 3.332 | 0.002 | 0.098 | 0.014 | 0.047 | 0.006 | 0.018 | 0.003 | 0.188 | 5.1 | 3.519 | 0.072 | 0.001 |
| DC553 | 0.671 | 1.522 | 0.183 | 0.619 | 0.121 | 3.116 | 0.001 | 0.095 | 0.015 | 0.063 | 0.010 | 0.027 | 0.009 | 0.220 | 6.2 | 3.335 | 0.044 | 0.001 |
| CC272 | 0.474 | 1.111 | 0.150 | 0.522 | 0.113 | 2.370 | 0.001 | 0.095 | 0.013 | 0.055 | 0.007 | 0.022 | 0.011 | 0.205 | 7.3 | 2.575 | 0.041 | 0.004 |
| DC557 | 0.511 | 1.109 | 0.132 | 0.452 | 0.090 | 2.294 | 0.001 | 0.071 | 0.009 | 0.034 | 0.004 | 0.012 | 0.002 | 0.134 | 5.2 | 2.429 | 0.053 | 0.003 |
| CC275 | 0.375 | 0.792 | 0.101 | 0.346 | 0.068 | 1.682 | 0.001 | 0.051 | 0.007 | 0.023 | 0.003 | 0.009 | 0.002 | 0.095 | 5.1 | 1.777 | 0.035 | <0.001 |
| CC278 | 0.313 | 0.689 | 0.089 | 0.300 | 0.071 | 1.462 | <0.001 | 0.055 | 0.007 | 0.022 | 0.002 | 0.007 | 0.001 | 0.095 | 5.7 | 1.556 | 0.030 | 0.001 |
| CC274 | 0.328 | 0.691 | 0.087 | 0.301 | 0.060 | 1.467 | 0.001 | 0.047 | 0.006 | 0.022 | 0.003 | 0.007 | 0.001 | 0.087 | 5.3 | 1.554 | 0.041 | <0.001 |
| WM311 | 0.267 | 0.617 | 0.077 | 0.261 | 0.054 | 1.276 | <0.001 | 0.047 | 0.007 | 0.033 | 0.005 | 0.016 | 0.008 | 0.117 | 7.7 | 1.394 | 0.035 | 0.001 |
| WM309 | 0.262 | 0.573 | 0.067 | 0.224 | 0.044 | 1.170 | <0.001 | 0.035 | 0.006 | 0.025 | 0.004 | 0.011 | 0.004 | 0.084 | 6.3 | 1.253 | 0.017 | 0.020 |
| CC273 | 0.259 | 0.555 | 0.073 | 0.243 | 0.049 | 1.179 | 0.001 | 0.038 | 0.005 | 0.017 | 0.002 | 0.006 | 0.001 | 0.071 | 5.3 | 1.250 | 0.027 | 0.002 |
| DC554 | 0.237 | 0.548 | 0.060 | 0.213 | 0.037 | 1.095 | <0.001 | 0.039 | 0.007 | 0.028 | 0.005 | 0.014 | 0.018 | 0.112 | 8.4 | 1.208 | 0.026 | 0.002 |
| DC552 | 0.217 | 0.499 | 0.056 | 0.196 | 0.035 | 1.003 | <0.001 | 0.038 | 0.007 | 0.029 | 0.006 | 0.018 | 0.030 | 0.127 | 10.2 | 1.129 | 0.024 | 0.001 |
| WM307 | 0.194 | 0.461 | 0.057 | 0.196 | 0.042 | 0.950 | <0.001 | 0.037 | 0.006 | 0.027 | 0.004 | 0.013 | 0.007 | 0.095 | 8.3 | 1.045 | 0.029 | 0.004 |
| CC276 | 0.217 | 0.465 | 0.057 | 0.197 | 0.040 | 0.976 | 0.001 | 0.031 | 0.004 | 0.014 | 0.002 | 0.005 | 0.001 | 0.056 | 5.3 | 1.032 | 0.020 | <0.001 |
| CC277 | 0.181 | 0.389 | 0.049 | 0.162 | 0.037 | 0.818 | <0.001 | 0.028 | 0.004 | 0.012 | 0.001 | 0.004 | 0.001 | 0.050 | 5.4 | 0.867 | 0.020 | <0.001 |
| JR233 | 0.182 | 0.388 | 0.038 | 0.155 | 0.032 | 0.795 | 0.001 | 0.025 | 0.003 | 0.012 | 0.002 | 0.004 | 0.002 | 0.047 | 5.5 | 0.842 | 0.016 | 0.003 |
| WM313 | 0.178 | 0.372 | 0.046 | 0.153 | 0.028 | 0.777 | <0.001 | 0.021 | 0.004 | 0.017 | 0.003 | 0.007 | 0.003 | 0.055 | 6.2 | 0.832 | 0.025 | 0.001 |
| DC551 | 0.137 | 0.313 | 0.035 | 0.119 | 0.021 | 0.625 | <0.001 | 0.024 | 0.004 | 0.017 | 0.003 | 0.007 | 0.005 | 0.059 | 8.1 | 0.684 | 0.020 | 0.004 |
| CC270 | 0.052 | 0.121 | 0.018 | 0.061 | 0.019 | 0.271 | <0.001 | 0.020 | 0.002 | 0.013 | 0.001 | 0.004 | 0.001 | 0.040 | 11.6 | 0.310 | 0.330 | <0.001 |
| RSW051 | 0.047 | 0.102 | 0.009 | 0.035 | 0.004 | 0.197 | <0.001 | 0.002 | 0.001 | 0.001 | <0.001 | 0.001 | 0.011 | 0.018 | 7.0 | 0.214 | 0.010 | 0.001 |
| RH530 | 0.037 | 0.103 | 0.011 | 0.042 | 0.010 | 0.203 | <0.001 | 0.007 | 0.001 | 0.003 | <0.001 | 0.001 | <0.001 | 0.012 | 5.3 | 0.214 | 0.027 | <0.001 |
| RD108 | 0.050 | 0.100 | 0.009 | 0.032 | 0.003 | 0.194 | <0.001 | 0.002 | 0.001 | 0.001 | <0.001 | 0.001 | 0.002 | 0.005 | 3.4 | 0.199 | 0.006 | 0.001 |
| **Target Area** | **Snyder 17** | | | | | | | | | | | | | | | | | |
| OM295 | 0.730 | 1.534 | 0.192 | 0.675 | 0.111 | 3.242 | <0.001 | 0.073 | 0.008 | 0.022 | 0.002 | 0.007 | 0.001 | 0.112 | 3.3 | 3.354 | 0.070 | 0.001 |
| TR007 | 0.359 | 0.687 | 0.075 | 0.246 | 0.039 | 1.406 | <0.001 | 0.025 | 0.003 | 0.008 | 0.001 | 0.004 | <0.001 | 0.041 | 2.8 | 1.448 | 0.013 | <0.001 |
| JR266 | 0.286 | 0.590 | 0.066 | 0.212 | 0.040 | 1.194 | <0.001 | 0.027 | 0.003 | 0.008 | 0.002 | 0.002 | 0.001 | 0.044 | 3.4 | 1.238 | 0.015 | 0.001 |
| JR267 | 0.237 | 0.507 | 0.059 | 0.195 | 0.035 | 1.033 | <0.001 | 0.023 | 0.003 | 0.007 | 0.001 | 0.002 | <0.001 | 0.037 | 3.3 | 1.070 | 0.021 | <0.001 |
| DC465 | 0.218 | 0.464 | 0.054 | 0.178 | 0.034 | 0.948 | <0.001 | 0.023 | 0.003 | 0.007 | 0.001 | 0.002 | <0.001 | 0.037 | 3.5 | 0.985 | 0.012 | 0.019 |
| JR261 | 0.198 | 0.453 | 0.056 | 0.195 | 0.037 | 0.939 | <0.001 | 0.026 | 0.003 | 0.009 | 0.002 | 0.002 | 0.001 | 0.043 | 4.2 | 0.982 | 0.039 | 0.051 |
| DBM005 | 0.204 | 0.436 | 0.049 | 0.166 | 0.032 | 0.887 | <0.001 | 0.021 | 0.002 | 0.008 | 0.001 | 0.003 | <0.001 | 0.036 | 3.7 | 0.922 | 0.008 | <0.001 |
| DC471 | 0.103 | 0.237 | 0.029 | 0.104 | 0.019 | 0.492 | <0.001 | 0.014 | 0.002 | 0.007 | 0.001 | 0.004 | 0.004 | 0.032 | 5.8 | 0.524 | 0.026 | <0.001 |
| GM149 | 0.095 | 0.217 | 0.023 | 0.105 | 0.019 | 0.459 | <0.001 | 0.013 | 0.002 | 0.005 | 0.001 | 0.002 | <0.001 | 0.023 | 4.6 | 0.482 | 0.118 | <0.001 |
| GM152 | 0.073 | 0.146 | 0.031 | 0.077 | 0.019 | 0.346 | <0.001 | 0.018 | 0.003 | 0.008 | 0.001 | 0.002 | 0.001 | 0.033 | 8.0 | 0.380 | 0.007 | <0.001 |
| DC147 | 0.059 | 0.132 | 0.015 | 0.063 | 0.012 | 0.281 | <0.001 | 0.010 | 0.001 | 0.004 | <0.001 | 0.001 | <0.001 | 0.016 | 5.1 | 0.298 | 0.130 | <0.001 |
| DM123 | 0.038 | 0.090 | 0.010 | 0.044 | 0.009 | 0.191 | <0.001 | 0.006 | 0.001 | 0.003 | <0.001 | 0.001 | <0.001 | 0.011 | 5.2 | 0.202 | 0.112 | <0.001 |
| JR248 | 0.039 | 0.089 | 0.011 | 0.038 | 0.009 | 0.186 | <0.001 | 0.007 | 0.001 | 0.003 | <0.001 | 0.001 | <0.001 | 0.012 | 5.7 | 0.197 | 0.099 | <0.001 |
| **Target Area** | **Snyder 2** | | | | | | | | | | | | | | | | | |
| DM045 | 0.927 | 1.499 | 0.180 | 0.599 | 0.094 | 3.299 | 0.004 | 0.063 | 0.008 | 0.022 | 0.003 | 0.010 | 0.002 | 0.112 | 3.2 | 3.412 | <0.001 | 0.001 |
| DC017 | 0.692 | 1.312 | 0.150 | 0.497 | 0.074 | 2.725 | 0.003 | 0.050 | 0.007 | 0.027 | 0.004 | 0.015 | 0.007 | 0.112 | 3.8 | 2.836 | <0.001 | 0.005 |
| DC018 | 0.610 | 1.033 | 0.122 | 0.417 | 0.065 | 2.247 | 0.003 | 0.044 | 0.012 | 0.018 | 0.002 | 0.009 | 0.002 | 0.091 | 3.7 | 2.337 | <0.001 | 0.001 |
| CC157 | 0.454 | 0.867 | 0.082 | 0.317 | 0.049 | 1.769 | 0.001 | 0.028 | 0.009 | 0.012 | 0.002 | 0.005 | 0.006 | 0.064 | 3.3 | 1.833 | 0.002 | <0.001 |
| GM294 | 0.364 | 0.727 | 0.070 | 0.261 | 0.047 | 1.469 | 0.001 | 0.030 | 0.004 | 0.014 | 0.002 | 0.005 | 0.002 | 0.058 | 3.7 | 1.527 | 0.004 | 0.010 |

The Company has been awaiting local and Government approvals and work permits to re-commence work on the project areas, and has now been informed by the community and the Manitoba Government that the next stages of exploration should be able to re-commence in 2010.

President Peter Dasler commented “The process of community consultation has been slow, but we have always intended to build a strong foundation for many years of work and success in this region.  To do this, all stakeholders must be considered.”

All of the samples from the exploration programs were submitted to qualified Canadian laboratories for analysis.  Samples submitted to Saskatchewan Research Laboratories were analysed for multi-element geochemistry and including uranium by tri-acid digestion and ICP.  Samples submitted to Acme Laboratories in Vancouver, BC for assay for trace element geochemistry were analysed by aqua regia digestion and ICP analysis.  The samples were collected by CanAlaska field geologists under the supervision of Dr. Karl Schimann, P. Geo. and were shipped in secure containment to the laboratories noted above.  Peter Dasler, M.Sc. P Geo. is the qualified technical person responsible for this news release.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 20th day of October 2009.